

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

Via E-mail
William A. Coskey
Chief Executive Officer
ENGlobal Corporation
654 N. Sam Houston Parkway E.
Suite 400
Houston, TX 77060-5914

> **Re:**   **ENGlobal Corporation**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed April 15, 2013**
> **Form 10-K/A for the Fiscal Year Ended December 29, 2012**
> **Filed April 29, 2013**
> **Form 8-K/A**
> **Filed September 6, 2013**
> **File No. 1-14217**

Dear Mr. Coskey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 29, 2012

Summary Compensation Table, page 7

1.   We note your supplemental disclosure in response to comment nine in our letter dated September 4, 2013. Please provide us with the following information to better understand how the 2012 compensation for Messrs. Pagano and Rennie is being disclosed:

- Reasons for the decrease in salary for both Messrs. Pagano and Rennie by $104,644 and $47,433, respectively; and

- Whether the $13,156 amount paid to Mr. Pagano for amounts owed to him for paid time off and holidays during 2012 is included in the $123,451 severance payment he received in 2012, or otherwise, tell us how this amount is being reflected in the Summary Compensation Table.

Form 8-K/A Filed September 6, 2013

2.   With reference to Item 2.01 and Item 9.01(b)(4) of Form 8-K, please tell us how you considered the provisions of Rule 8-05(b) of Regulation S-X with regard to the form and content of the pro forma financial information you presented related to the disposition of your Gulf Coast Operations.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief